

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2012

Via E-mail
Rod Keller
Chief Executive Officer
T3 Motion, Inc.
2900 Airway Avenue, Building A
Costa Mesa, CA 92626

> **Re:** **T3 Motion, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 6, 2012**
> **File No. 001-35133**

Dear Mr. Keller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise page 2 of your information statement to clearly identify each proposal that was voted upon, including the approval of the securities purchase agreement, the issuance of the debentures, warrants and common stock, the increase in authorized shares, the reverse stock split and each of the proposals described on page 5 in the Other Matters Recently Approved by the Company's Shareholders section.

2. It appears that you are required to provide the information required by Item 13(a) of Schedule 14A pursuant to Item 11(e) of Schedule 14A because of the shareholder vote to issue the senior secured authorized convertible debentures and the five-year warrants. Please provide us your analysis as to why you have not provided this information. In addition, it appears that you are also required to provide the information required by Item 13(a) of Schedule 14A pursuant to Item 12(f) of Schedule 14A, as we note that the shareholders approved the modification of the exercise price of your outstanding Series I

Warrants from $0.60 per share to $0.10 per share. Please tell us why you have not provided such disclosure.

Actions by Board of Directors and Consenting Stockholders, page 3

Reverse Stock Split, page 4

3. Please revise to disclose your plans for distributing fractional shares. For example, please disclose as to whether you will distribute full shares for each fractional share or if you intend to provide cash in lieu of fractional shares. If you intend to provide cash in lieu of fractional shares, please revise to disclose the number of shareholders you will have after the reverse stock split for each of the proposed reverse split ratios on page 13.

4. Please revise to disclose the price of your shares of common stock as of the most recent practicable date.

Other Matters Recently Approved by the Company Stockholders, page 5

5. Please revise to disclose the material terms of the "employment agreement with a sales officer" that was approved by your stockholders.

Action III, page 12

Effect of the Reverse Stock Split, page 13

6. We note your disclosure on page 13 that the reverse stock split "will increase significantly the ability of the Board to issue authorized and unreserved shares of the Company's Common Stock without further stockholder approval." Please revise to state here, if true, that other than the issuances pursuant to the securities purchase agreement, you have no current plans, arrangements or understandings, either written or oral, to issue any of the additional shares. If you do have any such plans, arrangements or understandings, please disclose.

Interests of Certain Person in Matters to be Acted Upon, page 14

7. We note your disclosure on page 14 that no director or executive officer had any substantial interest direct or indirect with respect to the matters voted upon. However, we note your disclosure in your Form 8-K filed on November 30, 2012 that the modifications to Mr. Keller's employment agreement were made pursuant to the terms of the securities purchase agreement. Please revise to disclose Mr. Keller's interest with respect to the matters voted upon or tell us why you believe that Mr. Keller did not have interest direct or indirect with respect to the matters voted upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown
John Dana Brown
Attorney Advisor

cc: Via E-mail
Fran Stroller
Loeb & Loeb LLP